Exhibit 21.1

SUBSIDIARIES OF CAPTARIS, INC.

Subsidiary	Jurisdiction of Incorporation

Captaris International, Inc.	Washington

AVT Foreign Sales Corporation	Barbados

MediaTel Corporation (Delaware)	Delaware

Raven Acquisition Corp.	Washington